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                                                                     Exhibit 6.2

                        AMENDMENT TO EMPLOYMENT AGREEMENT


         This Amendment to Employment Agreement (the "Amendment") is entered into as of May 29, 1997, by and between Allen J. Simon ("Executive") and Food Extrusion, Inc., a Nevada corporation (the "Company").

                                 R E C I T A L S

         A. Whereas, on April 18, 1997, Executive and Company entered into an employment agreement (the "Employment Agreement") pursuant to which Company is employing Executive as Chief Executive Officer;

         B. Whereas, the Employment Agreement granted Executive an option (the "Option") to purchase 2,000,000 shares of Company common stock ("Shares") at an exercise price of $2.00 per Share;

         C. Whereas, Company and Executive have agreed that Executive may exercise the Option with respect to all 2,000,000 Shares by executing a restricted stock purchase agreement and three promissory notes (the "Notes") dated as of the date hereof;

         D. Whereas, Company and Executive desire to amend the Employment Agreement to provide that any and all interest under the Notes which becomes due and payable by Executive shall be reimbursed to Executive by Company.

         NOW, THEREFORE, the parties hereby agree as follows:

              1. Section 2(h) is hereby added to the Employment Agreement and reads in full as follows:

                (h) Interest Expense.

                    (i) As additional  compensation to Executive,  Company shall

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         pay to  Executive  such  amounts  as are equal to any and all  interest payments that become due and payable under the Notes, which Notes are attached as exhibits hereto. Company shall make such payments to Executive not later than five days after any interest payment becomes due and payable under any of the Notes.

                    (ii) Company shall pay Executive a "gross up" payment in the amount necessary to make Executive whole for the payment of any federal and state income taxes on the amounts described in clause (i) and on the "gross up" payment. Payment pursuant to this clause (ii) shall be made to Executive prior to April 15 of each year subsequent to any year in which a payment is made by Company to Executive pursuant to clause
         (i) above.

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date and year first above written.

COMPANY                                              EXECUTIVE

Food Extrusion, Inc., a Nevada
corporation


By:  /s/ Daniel L. McPeak                            /s/ Allen J. Simon
   ----------------------                            ------------------
Its:  Chairman of the Board                          Allen J. Simon